FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA

CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company posted the following information to its intranet site available to its employees on April 11, 2018.

Employee FAQs

1.	How do we respond to members who are asking about the acquisition?

Talking points were distributed to Contact Center leadership on announcement day, March 8. If you do not have a copy of the talking points or have a question that is not addressed in the document, please let your leader know.

2.	How could this impact our relationship with Anthem?

Our relationship with Anthem remains unchanged. We continue to service Anthem’s members at a high level, and Anthem’s satisfaction remains high. Our mission remains unchanged—our job is to make sure every patient gets the medicine they need and to ensure it is affordable, accessible and safe.

3.	How does this impact the Enterprise Value Initiative?

The goals of the Enterprise Value Initiative do not change. We are still working to make sure we operate in the most efficient way possible so that our employees can do their best work for patients and clients.

4.	What is going to be our footprint after the acquisition? Where will the HQ be?

Express Scripts will continue to be headquartered in St. Louis. Both companies will continue to operate independently until the transaction closes. After the transaction closes, the combined company will be headquartered in Bloomfield, Connecticut.

5.	What will Tim’s position be in the new company?

Upon closing, the combined company will be led by David Cordani as President & CEO. Tim Wentworth will assume the role of President, Express Scripts.

6.	How does this transaction impact our recent acquisitions?

Nothing has changed due to the announcement of the transaction. We will continue serving our clients and their members with the passion and excellence that are the foundation of our success. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they become available.

7.	Is someone from Cigna going to partner with Chris Houston to assess where there is overlap during this transition and which technology tool we leverage etc.?

We are forming transition teams so that we can prepare to efficiently engage in the business integration that would be required following closing of this transaction.

8.	What does this mean relative to recent Amazon rumors/speculation/opportunities?

As we’ve said, we welcome new ideas on how to improve healthcare. And we are ready, willing and able to provide value to new and existing clients. We have a proud and successful history of working with employer coalitions and we are flexible enough to work with any current or future coalition.

9.	How should we instruct the staff on their personal posts of social media, or should we?

As always, it is important to follow our social media policy. Here is a link to our social media policy.

10.	Where can I learn more about Cigna?

Employees may visit the Cigna website to learn more about Cigna.

11.	Will the paid time off (PTO) policy change?

The Benefits team will continue to evaluate employee benefit options for 2019 and adjust offerings based on cost and value to employees. It’s too soon to know how benefit offerings may change in the future – these decisions will be made by the combined company after the transaction closes and may be communicated in the months after the closing. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they are available.

12.	Will the 401(k) plan change?

The Benefits team continually evaluates employee benefits and adjusts offerings based on cost and value to employees. In June 2018, Express Scripts will be transitioning to a new 401(k) vendor, but the 401(k) plan will not change (e.g., eligibility and company match will remain the same). We will share more information about this transition starting in April. It’s too soon to know how benefit offerings may change in the future – these decisions will be reviewed and made by the combined company in the months after the transaction closes. To learn more about our existing 401(k) plan, go to 401(k) Plan page on HR Express Way or read the Summary Plan Description on SPD Central.

13.	How does the Cigna acquisition affect the scholarship program in development?

As announced in March, the scholarship program is currently being designed and will be launched later this year. We will share more information as details are finalized.

14.	Will I still be able to work from home and/or have flexible work arrangements?

The Express Scripts Work @ Home Program and flexible work arrangement policies and practices will remain in place until further notice. As always, leaders may continue to evaluate what makes sense for their teams based on business needs and individual circumstances. It is too soon to know how policies may be impacted in the future – these decisions will be made by the combined company after the transaction closes. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they become available.

15.	How does the acquisition impact employee compensation?

Express Scripts’ current compensation structure and policies will continue to apply until the transaction closes. It’s too soon to know what compensation decisions the combined company may make after the transaction closes. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they become available.

16.	Can I still apply to other positions at Express Scripts?

You may apply to any open positions posted on the Express Scripts career site.

17.	I signed a nondisclosure, non-compete, non-solicitation agreement (NDNSNC). Is that still in effect? Where do I get a copy of the agreement?

Your NDNSNC agreement will remain in full effect. To request a copy of your NDNSNC agreement, contact AskHR by going to HR Express Way and clicking the blue AskHR button or by calling [redacted].

18.	What about jobs/layoffs?

It’s too soon to know how jobs may change in the future – these decisions will be made by the combined company after the transaction closes. We will continue serving our clients and their members with the passion and excellence that are the foundation of our success. As always, leadership is constantly evaluating our work and processes to ensure we deliver value to patients and clients. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they become available.

19.	Where can I find information about severance or supplemental unemployment benefit (SUB) plans?

Summary plan descriptions provide detailed information on your various benefits plans, including severance plans. These documents are important to understand exactly what each plan covers. To access your Express Scripts summary plan descriptions, go to SPD Central on HR Express Way.

20.	We have made positive changes to Express Scripts’ culture in the past few years. Will culture and employee engagement continue to be a priority?

Improving our workplace is still a priority. We have worked to build a culture that encourages, enables and rewards your best work. Earlier this year, we acknowledged there are some areas that still need improvement, such as providing clearer communication, encouraging innovation, and taking action to address issues. These will remain areas of focus as we continue to operate our business.

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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